July 7, 2025

Barry Rubens
Chief Executive Officer
Elauwit Connection, Inc.
109 East 17th Street
Cheyenne, WY 82001

       Re: Elauwit Connection, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 23, 2025
           CIK No. 0002063863
Dear Barry Rubens:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1
Consolidated Financial Statements for the Years Ended December 31, 2024 and
2023
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-8

1. We note your disclosure on page F-35 that during the year ended December 31, 2024, the Company had three customers that accounted for approximately 36% of the
       Company's total revenues and during the year ended December 31, 2023, the
       Company had one customer that accounted for approximately 66% of the Company's
 July 7, 2025
Page 2

       total revenues. Please disclose the information required by ASC 280-10-50-42. The same comment applies to your financial statements for the three months ended March
       31, 2025.

Shipping and Handling Costs, page F-13

2. Clarify if shipping and handling costs charged to customers relate to activities that occur before the customer obtains control of the related good or after the customer obtains control of the related good, and how you considered whether these activities represent a separate performance obligation. Refer to ASC 606-10-25-18-A and 18-B.
       If accounted for as a separate performance obligation, clarify why related costs are included in general and administrative expenses. If accounted for as fulfillment activities, please disclose the amount of shipping and handling costs included in selling and administrative expenses, if material.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Margaret K. Rhoda